                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 14f-1
                    Under the Securities Exchange Act of 1934



                                ECOM CORPORATION

                          (Exact name of registrant as
                       specified in its corporate charter)




      00026701                                            Nevada
--------------------                             ------------------------
Commission File  No.                             (State of Incorporation)


                                                          880406874
                                                 -------------------------------
                                                 IRS Employer Identification No.





               1776 Park Avenue, Unit 4, Park City, Utah                 84060
               -----------------------------------------               ---------
                   Address of principal executive offices              Zip Code



                             801-580-2855
                 -------------------------------------
         (Registrant's telephone number, including area code)

                                  INTRODUCTION

         This Schedule 14f-1 is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "1934 Act") and Rule 14f-1 thereunder in connection with a proposed change in the membership of the Board of Directors of eCom Corporation (the "Company"). This change may result from the proposed merger (the "Merger") between the Company's wholly-owned subsidiary, eCom Acquisition Corp., a Colorado corporation ("EAC"), and CacheStream Corporation, a Colorado corporation ("CacheStream").

         Effective January 4, 2001, the Company, EAC and CacheStream executed an Agreement and Plan of Merger (the "Agreement") pursuant to which EAC agreed to merge with and into CacheStream such that CacheStream would be the survivor and become a wholly-owned subsidiary of the Company. To accomplish the Merger, the Company agreed to issue to the shareholders of CacheStream an aggregate of 43,355,733 shares of its common stock (the "Merger Shares"). Upon completion of the Merger (the "Effective Date"), Mr. Ian Archibald, one of the Company's two current directors (the "Outgoing Director"), will resign and be replaced by new directors designated by CacheStream (the "Incoming Directors"). Mr. Brian Kitts, the one remaining current director of the Company, will continue to serve as a director of the Company with the Incoming Directors.

         Following the Effective Date, anticipated to occur no later than March 31, 2001, the Board of Directors will be increased to four members and the Incoming Directors will be appointed by CacheStream to replace the Outgoing Director. This change in directors is intended to be effective at the closing of the Merger, but no earlier than ten (10) days after the date on which this
Schedule 14f-1 is filed with the Securities and Exchange Commission (the "Commission") and mailed to all record holders of the Company's common stock (the "Common Stock").


                                VOTING SECURITIES

         There are currently 21,424,190 shares of Common Stock outstanding of which 12,573,500 shares will be retired upon the Effective Date. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders. Upon the Effective Date, and following the issuance of the Merger Shares, there will be (i) 52,206,423 shares of Common Stock issued and outstanding, each of which will entitle the holder thereof to one vote on each matter which may come before a meeting of the shareholders, and (ii) outstanding warrants and options to purchase an aggregate of 17,048,059 shares of Common Stock.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of the Effective Date by (i) Mr. Kitts and the Incoming Directors, (ii) the incoming executive officers of the Company (the "Incoming Executive Officers"); (iii) each person who will be the beneficial owner of more than five percent of the Common Stock and (iv) Mr. Kitts, the Incoming Directors and Incoming Executive Officers as a group. All share ownership listed in the table is direct, unless otherwise indicated.


NAME AND ADDRESS OF SHARES                       NUMBER OF          PERCENT
        OF BENEFICIAL OWNER                    SHARES OWNED         OF CLASS (1)
---------------------------                    -------------        ------------
John J. Cusick (9)                            20,522,763 (2)          39.31%
Richard E. Hyman  (9)                                  0               0
Brian A. Kitts (10)                              500,000               *
Jeffrey L. Smith (11)                          2,497,679 (3)           4.78%
Khanh N. Mai (11)                                581,758 (4)           1.1%
Thomas R. Grimes (11)                          1,755,098 (5)           3.36%
Roland R. Noll, Jr. (11)                       1,018,541 (4)           1.95%
Clinton L. Wolf (11)                           1,018,541 (4)           1.95%
Scott M. Magnes (11)                           1,007,165 (4)           1.92%
Gary L. Cook (12)                                      0               0
Q6 Technologies, Inc. (9)                     19,669,561 (6)          37.67%
Q6 Group LLC (9)                              20,260,239 (7)          38.80%
Asia Trans Pacific Investment                 16,484,156              31.57%
Corporation(13 )
Brian A. Kitts, Incoming Directors and        28,901,545 (8)          55.36%
Incoming Executive Officers as a group
(10 Persons)

---------------------------------------------
*        Less than one percent.

(1) The percentages listed in this column are based upon 52,206,423 outstanding shares of Common Stock, which will be the number of outstanding shares of Common Stock as of the Effective Date.

(2) Includes the 20,260,239 shares of Common Stock beneficially owned by Q6 Group., LLC which is controlled by Mr. Cusick. The 20,260,239 shares of Common Stock include the 19,669,561 shares of Common Stock owned by Q6 Technologies, Inc. which is controlled by Q6 Group, LLC and Mr. Cusick. Also includes 262,524 shares underlying options to purchase Common Stock that are exercisable within the next 60 days.

(3) Includes 1,907,001 shares underlying options to purchase Common Stock that are exercisable within the next 60 days.

(4) These shares are beneficially owned through options to purchase Common Stock that are exercisable within the next 60 days.

(5) Includes 551,299 shares of Common Stock beneficially owned by The Thomas Grimes Family Trust which is controlled by Mr. Thomas Grimes. Also includes 871,708 shares underlying options to purchase Common Stock that are exercisable within the next 60 days.

(6) Includes 295,339 shares underlying warrants to purchase Common Stock that are exercisable within the next 60 days.

(7) Includes the 19,661,561 shares beneficially owned by Q6 Technologies, Inc.

(8) Includes 6,700,053 shares underlying options to purchase Common Stock that are exercisable within the next 60 days.

(9) The address of Mr. Cusick, Q6 Technologies, Inc., Q6 Group LLC and Mr. Hyman is 1009 Lennox Drive, No. 4, Lawrenceville, New Jersey 08648.

(10) Mr. Kitts is married to Laurie Bird Kitts. Ms. Bird Kitts will be the former Secretary and former majority shareholder of the Company and will own 250,000 shares of Common Stock as of the Effective Date. See "Certain Related Transactions and Relationships." Mr. Kitts disclaims beneficial ownership of any shares of Common Stock owned by Ms. Bird Kitts. The address of Mr. Kitts is 2078 Prospector Avenue, Park City , Utah 84060.

(11) The address of these individuals is CacheStream Corporation, 3500 Parkway Lane NW, Suite 280, Norcross, Georgia 30092.

(12) The address of Mr. Cook is 1700 Lincoln Street, 32nd Floor, Denver, Colorado 80202.

(13) The address of the Asia Trans Pacific Investment Corporation is 6 Shenton Way, #20-09, DBS Building Tower Two, Singapore, 068809.





                               CHANGES IN CONTROL

         In connection with the Merger, the Company will issue an aggregate of 43,355,733 shares of Common Stock to the individuals and entities set forth on Exhibit A attached hereto. At the Effective Date, these shares will represent approximately 83% of the Company's outstanding voting securities. At the same time, the Outgoing Director and current executive officers of the

Company will resign from their positions as, respectively, a director and executive officers of the Company, and the Incoming Directors will become members of the Board along with Mr. Kitts. As a result of this change and the number of shares being issued in the Merger, the Company will have experienced a change in control.

         The Company knows of no other arrangements or events, the happening of which will result in a change in control.


                                LEGAL PROCEEDINGS

         No material legal proceedings, to which the Company is a party or to which the property of the Company is subject, are pending or are known by the Company to be contemplated. Also, the Company is not aware of any legal proceedings in which any director, officer, affiliate of the Company or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or the Incoming Directors, Incoming Executive Officers, or any associate of any such director, officer, affiliate of the Company, Incoming Director, Incoming Executive Officer or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.


                        DIRECTORS AND EXECUTIVE OFFICERS

         As described above, as of the Effective Date, Ian Archibald will resign as President and a director of the Company, Mr. Kitts will resign as Vice President and remain as a director of the Company and Laurie Bird Kitts will resign as Secretary of the Company. The following information relates to Mr. Kitts and the individuals who will become the Incoming Directors and Incoming Executive Officers of the Company upon the Effective Date.


NAMES OF INCOMING DIRECTORS
AND INCOMING EXECUTIVE OFFICERS         AGE                POSITION
-------------------------------         ---                --------
Jeffrey L. Smith                        45        President, Chief Executive
                                                  Officer and Director
John J. Cusick                          52        Director
Richard E. Hyman                        45        Director
Brian A. Kitts                          45        Director
Khanh N. Mai                            35        Vice President of Engineering
Roland N. Noll, Jr.                     35        Chief Operating Officer
Clinton L. Wolf                         44        Chief Marketing Officer

NAMES OF INCOMING DIRECTORS
AND INCOMING EXECUTIVE OFFICERS         AGE                POSITION
-------------------------------         ---                --------
Thomas R. Grimes                        45        Chief Technical Officer
Scott M. Magnes                         37        Senior Vice President of
                                                  Business Development
Gary L. Cook                            42        Secretary and Treasurer

         Messrs. Cusick, Hyman and Smith were selected by CacheStream to be the Incoming Directors of the Company pursuant to certain provisions of the Agreement. The Incoming Directors and Mr. Kitts will serve a term of office which shall continue until the next annual meeting of shareholders and until their successors have been duly elected and qualified. The executive officers of the Company will serve at the pleasure of the Board of Directors.


                              FAMILY RELATIONSHIPS

         Mr. Kitts, who is remaining as a director of the Company, is married to Ms. Bird Kitts, who will be the former Secretary and former majority shareholder of the Company as of the Effective Date. See "Certain Related Transactions and Relationships."


                               BUSINESS EXPERIENCE

         Jeffrey L. Smith has been the President and Chief Executive Officer and a director of CacheStream since February 2000. From May 1999 to February 2000, Mr. Smith was a Vice President of Marketing for BellSouth Telecommunications, Inc., a regional Bell operating company. From 1995 to May 1999, Mr. Smith was the Vice President of Marketing for BellSouth Entertainment, Inc., the entertainment division of a regional Bell operating company. Prior to that time Mr. Smith held senior Marketing and Operating positions with PrimeStar, LLC, a satellite entertainment company, Time Warner Cable, Inc., a cable television company, and Cox Cable, Inc., a cable television company. Mr. Smith received an M.B.A. degree in Marketing from Georgia State University in 1980 and a B.S. degree in Applied Psychology from the Georgia Institute of Technology in 1978.

         John J. Cusick has been Chairman of CacheStream since December 1999. Since March 1999, Mr. Cusick has been the Chairman and Chief Executive Officer of Q6 Technologies, Inc., a company that invests in other companies. From May 1997 to January 1998, Mr. Cusick was the President of Worldspace Incorporated, a satellite operating company. From June 1995 to May 1997, Mr. Cusick was the President of Innovia Intel Corp., a telecommunications company. Prior to that time Mr. Cusick held senior management positions with PrimeStar LLC, a satellite entertainment company, General Electric, Inc., a multinational conglomerate, and GTE Inc., a satellite operating company. Mr. Cusick received an M.B.A. degree from Harvard University in

1979, an M.A. degree in Economics from the University of California at Los Angeles in 1971 and a B.S. degree in Economics from the United States Air Force Academy in 1970.

         Richard E. Hyman has been a director of CacheStream Corp. since November 2000. Mr. Hyman has also been the Executive Vice President of Q6 Technologies, Inc. since May 2000 and a principal of Venture Development, LLC, a venture services company, since September 1999. From 1994 to September 1999, Mr. Hyman was a Vice President of GE Capital, Inc., a venture investment division of General Electric, Inc. Mr. Hyman received a B.S. in Economics from Furman University in 1977.

         Brian A. Kitts has been a director of the Company since December 2000. Since November 1999 Mr. Kitts has served as Secretary and Treasurer and a director of InvestAmerica, Inc., a public company in the communications industry. Between October 1999 and November 1999 Mr. Kitts was President, Secretary, Treasurer and sole director of InvestAmerica, Inc. Mr. Kitts completed his formal education in 1975 at which time he joined his father's business, a commercial photography, exhibit, design and manufacturing company. In 1983 Mr. Kitts founded his own company, Beechwood Design, which specialized in store fixture design and manufacturing. Since 1995 Mr. Kitts has acted as a financial and business consultant to various development stage companies.

         Khanh N. Mai has been the Vice President of Engineering of CacheStream since March 2000. From August 1998 to March 2000, Mr. Mai was the Vice President of Operations for Video Networks, Inc., a content distribution company. From November 1997 to August 1998, Mr. Mai was the Director of Systems Development for Video Networks Inc., a content distribution company. From October 1994 to November 1997, Mr. Mai was principal engineer at Digital Video, a server original equipment manufacturing company. Mr. Mai received a B.S. degree in Computer Science and Engineering from the University of Chicago in 1987. Mr. Mai also received a Masters Degree in Electrical Engineering from the University of Chicago in 1989.

         Roland N. Noll, Jr. has been the Chief Operating Officer of CacheStream since March 2000. From June 1995 to March 2000, Mr. Noll was the President of R2 Technologies, a technology consulting company. Mr. Noll received a B.S. degree in Computer Science from the University of Maryland in 1987.

         Clinton L. Wolf has been the Chief Marketing Officer of CacheStream since March 2000. From September 1998 to February 2000, Mr. Wolf was the Senior Vice President of Programming and Content Development for SourceMedia Inc., an interactive technology company. From August 1997 to September 1998, Mr. Wolf was the Vice President of Programming for SourceMedia Inc. From June 1996 to July 1997, Mr. Wolf was the Director of Content Development for SourceMedia Inc. From January 1996 to June 1996, Mr. Wolf was self-employed. Mr. Wolf received a B.S. degree in Biology from the College of William and Mary in 1978.

         Thomas R. Grimes has been the Chief Technical Officer of CacheStream since February 2000. From January 1997 to February 2000, Mr. Grimes was the President and Chief Executive

Officer of DataCast Communications, Inc., a software licensing company. From January 1994 to January 1997, Mr. Grimes was Vice President of Engineering at DataCast Communications, Inc. Mr. Grimes received a B.S. in Science from Carlton University in 1981.

         Scott M. Magnes has been the Vice President of Business Development of CacheStream since March 2000. From November 1999 to March 2000, Mr. Magnes was self-employed as a consultant. From March 1999 to November 1999, Mr. Magnes was the Vice President of Business Development of Rivio.com, Inc., a small business portal enabling company. From June 1998 to March 1999, Mr. Magnes was the Chief Executive Officer of Softtrends, LLC, a consulting company. From May 1988 to June 1998, Mr. Magnes was the Director of Sales for American Megatrends, Inc., a personal computer and server storage technology and personal computer middleware company. Mr. Magnes attended the Dekalb College of Georgia State University.

         Gary L. Cook has been the Secretary of CacheStream since December 1999. Mr. Cook has been the Secretary and Treasurer of eVision USA.com, Inc., a holding company, since February 1998, and Chief Financial Officer of eVision USA.com, Inc. since September 1996. From 1994 to 1996, Mr. Cook was self-employed as the majority owner of a small business venture. From 1982 to 1994 Mr. Cook was a Senior Manager for KPMG LLP. Mr. Cook has also been a director of Global Med Technologies, Inc., a medical technology development company, since October 1999 and acting Principal Financial Officer and Treasurer since October 2000.


                 CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

         On December 17, 1999 the Company issued 12,000,000 shares of Common Stock at one cent per share to Laurie Bird Kitts, the current Secretary and majority shareholder of the Company and the wife of Mr. Kitts, a director of the Company, in exchange for a promissory note (the "Note") in the principal amount of $120,000. The Note was due December 17, 2000 and bears interest at a rate of 10% per annum. To date Ms. Bird Kitts has made payments on the Note of 14,500, comprised of $2,500 of principal and $12,000 in interest. In connection with the Merger and in full satisfaction of the Note, the Company and Ms. Bird Kitts have agreed that Ms. Bird Kitts will contribute 11,750,000 shares of Common Stock to the Company. At the Effective Date, Ms. Bird Kitts will own 250,000 shares of Common Stock and the Note will be extinguished.

         Pursuant to a management agreement dated January 15, 2000, Q6 Technologies, Inc. agreed to provide certain management services to CacheStream in exchange for $5,000 per month. This management agreement was amended on November 15, 2000. Pursuant to the amendment, Q6 Technologies, Inc. agreed to defer $32,500 of unpaid management fees and future management fees through December 31, 2000 in exchange for payment in full of all management fees accrued but not paid on December 31, 2000 and the issuance of a five year warrant to purchase 32,500 shares of CacheStream's common stock at an exercise price of $1.666667 per share. In addition, CacheStream issued Q6 Technologies, Inc. an additional five year warrant to purchase 5,000 shares of CacheStream common stock at an exercise price of $1.666667 per share due to the fact that the December 2000 management fee was not paid by December 31, 2000. The warrants will become warrants to purchase 295,339 shares of the Company's Common Stock at approximately $.21 per share on the Effective Date.

         In connection with the Agreement, the Company loaned CacheStream $450,000 represented by a promissory note dated January 4, 2001 (the "Promissory Note"). The Promissory Note was originally due on February 28, 2001 and bears interest at a rate of 12% per annum. The Company and CacheStream have agreed to extend the due date to March 31, 2001 pursuant to the First Amendment to the Promissory Note. If the Company terminates the Agreement, the Promissory Note is convertible into CacheStream common stock at a price of $1.66667 per share. The Promissory Note will be extinguished as of the Effective Date.

         The Incoming Directors, Incoming Executive Officers and greater than five percent shareholders of CacheStream purchased their shares of CacheStream common stock at an average price of $0.46 per share. Their options to purchase CacheStream common stock are exercisable at prices ranging from $1.00 per share to $1.666667 per share.

         CacheStream has entered into employment agreements with Messrs. J. Smith, Noll, Wolf, Magnes, Grimes and Mai. See "Compensation of Directors and Executive Officers."


                       SECTION 16(A) BENEFICIAL OWNERSHIP
                              REPORTING COMPLIANCE

         Based solely upon a review of Forms 3, 4 and 5 received by the Company pursuant to Rule 16(a)-3 of the 1934 Act, none of the officers, directors or beneficial owners of more than ten percent of any class of equity securities of the Company registered pursuant to Section 12 of the 1934 Act have failed to file on a timely basis, Forms 3, 4 or 5 as required by Section 16(a) during the most recent fiscal year or prior fiscal year, except as follows:

         Each of Mr. Archibald and Ms. Bird Kitts should have filed a Form 3 in or about December 1999. Mr. Kitts should have filed a Form 3 in or about January 2001. Each of Messrs. Kitts and Archibald and Ms. Bird Kitts will file a Form 3 on or before March 31, 2001. In addition, each of Messrs. Smith, Cusick, Hyman, Mai, Noll, Wolf, Grimes, Magnes and Cook anticipate filing a Form 3 ten days after they become officers or directors of the Company.


                  BOARD COMMITTEES AND OTHER BOARD INFORMATION

         The Board of Directors of the Company does not have an audit, nominating or compensation committee. Instead, the Board of Directors itself performs such functions. During the fiscal year ended December 31, 2000, the Board of Directors held no meetings. During the fiscal year ended December 31, 2000, the Board of Directors acted by unanimous written consent on two (2) separate occasions.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

         The Company's current directors presently serve without compensation, but are entitled to reimbursement for reasonable and necessary expenses incurred on behalf of the Company.

         The Company's current executive officers did not receive any compensation or other remuneration in his or her capacity as such during the year ended December 31, 2000 or to date in 2001. There were no stock options granted, exercised or held by any executive officer during the current fiscal year.

         CacheStream has entered into employment agreements with each of the following Incoming Executive Officers: Messrs. Smith, Noll, Wolf, Magnes, Grimes and Mai. The agreements provide for a base compensation and incentive compensation based upon performance criteria in an amount established at the discretion of the Board of Directors of CacheStream. The agreements have indefinite terms unless terminated by the employee on 45 days notice, by CacheStream with cause or by CacheStream without cause upon payment of 12 months in the case of Mr. Jeffrey Smith and 6 months in the case of Messrs. Noll, Wolf, Grimes, Mai and Magnes of the employee's salary and a pro rata portion of any annual incentive compensation determined by CacheStream's Board of Directors.

         The following table sets forth (i) the Annual Salary, (ii) Potential Annual Incentive Compensation, (iii) Severance Period, and (iv) Maximum Severance Amount (which would be payable to each Incoming Executive Officer if such Incoming Executive Officer's employment was terminated without cause) for fiscal year 2001.


                                     EMPLOYMENT AGREEMENTS FISCAL YEAR 2001
------------------------------------------------------------------------------------------------------------
NAME                    ANNUAL              POTENTIAL               SEVERANCE            MAXIMUM
                        SALARY              INCENTIVE               PERIOD               SEVERANCE AMOUNT
                                            COMPENSATION
---------------         --------            ------------            ---------            ----------------
Jeffrey L. Smith        $180,000            $90,000                 12 Months                $270,000
Roland R. Noll          $150,000            $40,000                 6 Months                 $95,000
Scott M.                $150,000            $40,000                 6 Months                 $95,000
Magnes
Clinton L. Wolf         $150,000            $40,000                 6 Months                 $95,000
Thomas R.               $100,000            $50,000                 6 Months                 $95,000
Grimes
Khanh N. Mai            $110,000            $40,000                 6 Months                 $75,000

         The following table provides certain information pertaining to the compensation paid by CacheStream for services rendered by its executive officers from December 22, 1999 (CacheStream's date of incorporation) through September 30, 2000 (the end of CacheStream's last fiscal year). Assuming the consummation of the Merger, the bonuses which have accrued but not yet been paid will be paid by the Company.


                                             SUMMARY COMPENSATION TABLE FISCAL YEAR 2000
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                Long Term
                                                           Annual Compensation                Compensation
                                                                                                 Awards
                                                 -------------------------------------------------------------
                                  Fiscal                                                       Securities
         Name and               Year Ended                                                     Underlying            All Other
    Principal Position         September 30,      Salary($)      Bonus($)      Other($)       Options(#)(2)       Compensation($)
--------------------------- ------------------- -------------  ------------- ------------  ------------------- ---------------------
Jeffrey L. Smith                   2000            117,692       60,000(1)       -0-            4,492,181               -0-
Khanh N. Mai                       2000            61,346        26,667(1)       -0-            1,152,562               -0-
Roland N. Noll, Jr.                2000            83,654        26,667(1)       -0-            2,037,083               -0-
Clinton L. Wolf                    2000            83,654        26,667(1)       -0-            2,037,083               -0-
Thomas R. Grimes                   2000            62,500        33,333(1)       -0-            1,999,215               -0-
Scott M. Magnes                    2000            83,654        26,667(1)       -0-            2,005,580               -0-

(1)      Bonuses accrued but not yet paid.
(2) The numbers have been adjusted to reflect the consummation of the Merger.

         Assuming the consummation of the Merger and the conversion of options to purchase the common stock of CacheStream into options to purchase the Common Stock of the Company, the following table sets forth the individual grants of stock options made during the last completed fiscal year to each of CacheStream's named executive officers who will be the Incoming Executive Officers of the Company.

                                            OPTION GRANTS IN FISCAL YEAR 2000
------------------------------------------------------------------------------------------------------------------------

                                   NUMBER OF                PERCENT OF
                                  SECURITIES              TOTAL OPTIONS
                                  UNDERLYING                GRANTED TO
                                    OPTIONS                EMPLOYEES IN         EXERCISE PRICE          EXPIRATION
           NAME                   GRANTED(#)               FISCAL YEAR              ($/SH)                 DATE
-------------------------- -------------------------  ---------------------- --------------------- ---------------------
Jeffrey L. Smith                   472,542                    31.0%                  0.12               02/15/2005
                                 3,937,850(1)                                        0.12               02/01/2010
                                    27,263                                           0.14               08/27/2010
                                    27,263                                           0.14               09/10/2010
                                    27,263                                           0.14               09/24/2010
Khanh N. Mai                     1,023,841                     8.16%                 0.12               03/06/2010
                                    78,757                                           0.12               03/06/2010
                                    16,655                                           0.14               08/27/2010
                                    16,655                                           0.14               09/10/2010
                                    16,654                                           0.14               09/24/2010
Thomas R. Grimes                 1,968,925                    14.15%                 0.12               02/01/2010
                                    15,145                                           0.14               09/10/2010
                                    15,145                                           0.14               09/24/2010
Roland R. Noll, Jr.              1,772,033                    14.42%                 0.12               03/06/2010
                                   196,893                                           0.12               03/06/2010
                                   22,719                                            0.14               08/27/2010
                                   22,719                                            0.14               09/10/2010
                                   22,719                                            0.14               09/24/2010
Clinton L. Wolf                  1,772,033                    14.42%                 0.12               03/06/2010
                                   196,893                                           0.12               03/06/2010
                                    22,719                                           0.14               08/27/2010
                                    22,719                                           0.14               09/10/2010
                                    22,719                                           0.14               09/24/2010
Scott M. Magnes                  1,740,530                    14.20%                 0.12               03/06/2010
                                   196,893                                           0.12               03/06/2010
                                    22,719                                           0.14               08/27/2010
                                    22,719                                           0.14               09/10/2010
                                    22,719                                           0.14               09/24/2010

         The following table provides information with respect to each of CacheStream's named executive officers who will be Incoming Executive Officers of the Company concerning unexercised options to purchase the Company's Common Stock for fiscal year ended September 30, 2000 that will be held by such Incoming Executive Officers as of the Effective Date.


                                     FISCAL 2000 YEAR END OPTION VALUES
-----------------------------------------------------------------------------------------------------------
                                NUMBER OF SECURITIES                                 VALUE OF
                           UNDERLYING UNEXERCISED OPTIONS                   UNEXERCISED IN-THE-MONEY
                                 AT FISCAL YEAR END                       OPTIONS AT FISCAL YEAR END
          NAME
          ----            EXERCISABLE         UNEXERCISABLE            EXERCISABLE         UNEXERCISABLE(1)
-----------------------------------------------------------------------------------------------------------
Jeffrey L. Smith           1,394,366           3,097,815              $5,408,504.30       $12,019,522.20
Thomas R                     686,559           1,312,656              $2,663,243.12       $ 5,093,105.28
Grimes
Roland R. Noll               806,465           1,230,618              $3,127,721.06       $ 4,774,797.84
Clinton L. Wolf              806,465           1,230,618              $3,127,721.06       $ 4,774,797.84
Scott M. Magnes              796,839           1,208,741              $3,090,372.18       $ 4,689,915.08
Khanh M. Mai                 441,522             711,040              $1,712,106.08       $ 2,758,835.20

(1) Calculated by multiplying the difference between the exercise prices and the closing bid price of $4.00 per share of the Company's Common Stock on September 30, 2000, by the applicable shares. Does not give consideration to commissions or other market conditions.

         No options were exercised during CacheStream's fiscal year ended September 30, 2000.

                                   SIGNATURES

         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            eCOM CORPORATION


                                            By:    /s/ Ian Archibald
                                                 ------------------------------
                                                  Ian Archibald



Date: March 12, 2001

                                    EXHIBIT A
--------------------------------------------------------------------------------
                                                                      NUMBER OF
                         SHAREHOLDER                                    SHARES
--------------------------------------------------------------------------------
1.        Asia Trans Pacific Investment Corporation                  16,484,156
2.        Chew Lee Wee                                                2,417,525
3.        Q6 Technologies, Inc.                                      19,374,222
4.        Q6 Group LLC                                                  590,678
5.        Jeffrey L. Smith                                              590,678
6.        Adrian Rietberg                                               590,678
7.        Richard E. Wunderlich                                         472,542
8.        Joanne Bouchard                                               697,228
9.        The Thomas R. Grimes Family Trust                             551,299
10.       The Quigg-Wright Family Trust                                 486,443
11.       Thomas R. Grimes                                              352,092
12.       The Joanne Bouchard Family Trust                              275,650
13.       John H. Martinson                                             472,542